Exhibit (d)(12)

AMENDED SCHEDULE A

to the

Sub-Advisory Agreement dated September 26, 2024

by and between

Exchange Traded Concepts LLC

And

Long Pond Capital, LP

As of: March 27, 2025

The Adviser will pay the Sub-Adviser, as full compensation for all services provided under this Agreement, a fee computed daily at an annual rate based on the average daily net assets of the Fund(s) in accordance with the following fee schedule.

[Omitted]

ADVISER:		SUBADVISER:

Exchange Traded Concepts, LLC		Long Pond Capital, LP

By:	/s/ J. Garrett Stevens	By:	/s/ John Khoury
Name:	J. Garrett Stevens	Name:	John Khoury
Title:	Chief Executive Officer	Title:	Managing Partner